UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 000-56449

HSBC Bank plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   ☒             Form 40-F ☐

Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the Form 6-K.

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO DISTRIBUTE THIS ANNOUNCEMENT.

14 November 2022

HSBC BANK PLC

ANNOUNCES PRICING TERMS IN RELATION TO ITS INVITATION TO PURCHASE NOTES FOR CASH

On 7 November 2022, HSBC Bank plc (the "Issuer") launched an invitation to the holders of: (a) the GBP 300,000,000 6.500 per cent. subordinated notes due July 2023 (ISIN: XS0088317853); (b) the USD 300,000,000 7.650 per cent. subordinated notes due May 2025 (ISIN: US597433AC57); (c) the GBP 350,000,000 5.375 per cent. subordinated notes due November 2030 (ISIN: XS0204377310); (d) the GBP 500,000,000 5.375 per cent. subordinated notes due August 2033 (ISIN: XS0174470764); (e) the GBP 225,000,000 6.250 per cent. subordinated notes due January 2041 (ISIN: XS0120514335); and (f) the GBP 600,000,000 4.750 per cent. subordinated notes due March 2046 (ISIN: XS0247840969) (each a "Series" and together, the "Notes") to tender any and all such Notes for purchase by the Issuer for cash (together the "Offers" and each an "Offer").

The Offers are made on the terms and subject to the conditions set out in a tender offer memorandum dated 7 November 2022 (the "Tender Offer Memorandum") including the offer and distribution restrictions set out below and more fully described in the Tender Offer Memorandum and, where applicable, the related notice of guaranteed delivery. Copies of the Tender Offer Memorandum are (subject to offer and distribution restrictions) available from the Tender Agent as set out below. Capitalised terms used and not otherwise defined in this announcement have the meanings given in the Tender Offer Memorandum.

The Issuer today announces that, on the terms and subject to the conditions set out in the Tender Offer Memorandum, the Offer Yield and Purchase Price for each Series is as set forth in the table below, as calculated at 10:00 a.m. (New York City time) on the date hereof in accordance with the Tender Offer Memorandum.

Description of Notes	ISIN	CUSIP	Call Date	Maturity Date	Aggregate Principal Amount Outstanding	Benchmark Reference Security	Offer Yield[1]	Fixed Spread	Purchase Price
GBP 300,000,000 6.500 per cent. subordinated notes due July 2023 (the "July 2023 Notes")[2]	XS0088317853	N/A	N/A	7 July 2023	GBP 300,000,000	UKT 0.75 per cent. due July 2023 (GB00BF0HZ991)	4.072 per cent.	95 bps	GBP 1,014.72

USD 300,000,000 7.650 per cent. subordinated notes due May 2025 (the "May 2025 Notes")[3]	US597433AC57	597433AC5	N/A	1 May 2025	USD 300,000,000	UST 4.250 per cent. due October 2025 (US91282CFP14)	6.222 per cent.	195 bps	USD 1,032.01

GBP 350,000,000 5.375 per cent. subordinated notes due November 2030 (the "November 2030 Notes")	XS0204377310	N/A	4 November 2025	4 November 2030	GBP 350,000,000	UKT 2.00 per cent. due September 2025 (GB00BTHH2R79)	5.503 per cent.	235 bps	GBP 996.54

GBP 500,000,000 5.375 per cent. subordinated notes due August 2033 (the "August 2033 Notes")	XS0174470764	N/A	N/A	22 August 2033	GBP 500,000,000	UKT 0.875 per cent. due July 2033 (GB00BM8Z2S21)	5.887 per cent.	235 bps	GBP 959.73

GBP 225,000,000 6.250 per cent. subordinated notes due January 2041 (the "January 2041 Notes")	XS0120514335	N/A	N/A	30 January 2041	GBP 225,000,000	UKT 1.25 per cent. due October 2041 (GB00BJQWYH73)	5.783 per cent.	210 bps	GBP 1,051.41

GBP 600,000,000 4.750 per cent. subordinated notes due March 2046 (the "March 2046 Notes")	XS0247840969	N/A	N/A	24 March 2046	GBP 600,000,000	UKT 0.875 per cent. due January 2046 (GB00BNNGP775)	5.688 per cent.	205 bps	GBP 880.15

Upon the terms and subject to the conditions set forth in the Tender Offer Memorandum, Noteholders who validly tender and whose Notes are accepted for purchase by the Issuer, will receive the relevant Purchase Price for each GBP 1,000 or USD 1,000, as applicable, in principal amount of such Notes (subject to the Minimum Authorised Denomination as applicable), as specified in the table above, which will be payable in cash by the Issuer on the Settlement Date.

1 Expressed on an annual basis for the GBP Notes and on a semi-annual basis for the USD Notes.

2 For the avoidance of doubt, the July 2023 Notes were issued by HSBC Bank plc under its previous name, Midland Bank plc.

3 For the avoidance of doubt, the May 2025 Notes were issued by HSBC Bank plc under its previous name, Midland Bank plc.

In respect of any Notes accepted for purchase, the Issuer will also pay an amount equal to any accrued and unpaid interest on the relevant Notes from (and including) the interest payment date for such Notes immediately preceding the Settlement Date to (but excluding) the Settlement Date (such amount in respect of a Series, the "Accrued Interest Payment").

The Issuer reserves the right, in its sole and absolute discretion, not to accept any Tender Instructions, not to purchase Notes or to extend, re-open, withdraw or terminate the Offers and to amend or waive any of the terms and conditions of the Offers in any manner, subject to applicable laws and regulations.

Tenders of Notes for purchase must be made to the Issuer in accordance with the procedures set out in the Tender Offer Memorandum. The Issuer intends to announce, inter alia, its decision of whether to accept valid tenders of Notes for purchase pursuant to the Offers in an announcement expected to be made on 15 November 2022.

THE OFFERS WILL EXPIRE AT 5:00 P.M. (NEW YORK CITY TIME) ON 14 NOVEMBER 2022 (THE "EXPIRATION DEADLINE") UNLESS EXTENDED, RE-OPENED, WITHDRAWN OR TERMINATED AT THE SOLE DISCRETION OF THE ISSUER. TENDER INSTRUCTIONS MAY BE VALIDLY WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DEADLINE BUT TENDER INSTRUCTIONS WILL THEREAFTER BE IRREVOCABLE, EXCEPT IN CERTAIN LIMITED CIRCUMSTANCES WHERE ADDITIONAL WITHDRAWAL RIGHTS ARE REQUIRED BY LAW.

The Settlement Date is expected to be 17 November 2022 (subject to the right of the Issuer to extend, re-open, amend and/or terminate any Offer).

The Issuer reserves the right, in its sole and absolute discretion, to extend, re-open, withdraw or terminate the Offers and to amend or waive any of the terms and conditions of the Offers at any time, as described in the Tender Offer Memorandum under the heading "Amendment and Termination". Details of any such extension, re-opening, withdrawal, termination, amendment or waiver will be notified to the Noteholders as soon as possible after such decision.

Notes purchased by the Issuer pursuant to the Offers will be cancelled and will not be re-issued or resold. Notes which have not been validly tendered and accepted for purchase pursuant to the Offers will remain outstanding after the Settlement Date.

Noteholders are advised to check with any intermediary through which they hold Notes when such intermediary would require to receive Tender Instructions from a Noteholder in order for that Noteholder to be able to participate in, or withdraw their Tender Instruction to participate in, the Offers before the deadlines specified in the Tender Offer Memorandum. The deadlines set by any such intermediary and each Clearing System for the submission of Tender Instructions will be earlier than the relevant deadlines specified in the Tender Offer Memorandum. See the section titled "Procedures for Participating in the Offers" in the Tender Offer Memorandum.

For Further Information:

A complete description of the terms and conditions of the Offers is set out in the Tender Offer Memorandum. Further details about the transaction can be obtained from:

The Dealer Manager

HSBC Bank plc
8 Canada Square
London E14 5HQ

United Kingdom

Telephone (London): +44 (0) 20 7992 6237

Telephone (US Collect): +1 (212) 525-5552

Telephone (US Toll Free): +1 (888) HSBC-4LM

Attention: Liability Management

Email: liability.management@hsbcib.com

The Tender Agent

Global Bondholder Services Corporation

65 Broadway – Suite 404

New York, New York 10006

Telephone:

Banks and Brokers call: + (212) 430 3774

All others call toll free: + (855) 654 2014

Attention: Corporate Actions

Email: contact@gbsc-usa.com

Website: https://www.gbsc-usa.com/hsbctender/

A copy of the Tender Offer Memorandum is available to eligible persons upon request from the Tender Agent.

DISCLAIMER

This announcement must be read in conjunction with the Tender Offer Memorandum. No offer or invitation to acquire or exchange any securities is being made pursuant to this announcement. This announcement and the Tender Offer Memorandum contain important information, which must be read carefully before any decision is made with respect to the Offers. If any Noteholder is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, immediately from its broker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offers. None of the Issuer, the Dealer Manager, the Tender Agent or their respective directors, employees or affiliates makes any recommendation as to whether Noteholders should tender Notes for purchase pursuant to the Offers or refrain from doing so.

Offer and Distribution Restrictions

None of this announcement, the Tender Offer Memorandum or any other materials relating to the Offers constitutes an invitation to participate in the Offers in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such invitation or for there to be such participation under applicable securities laws. The distribution of the Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this announcement, the Tender Offer Memorandum or any other materials relating to the Offers comes are required by each of the Issuer, the Dealer Manager and the Tender Agent to inform themselves about and to observe any such restrictions.

General. Neither this announcement, the Tender Offer Memorandum nor the electronic transmission thereof constitutes an offer to buy or the solicitation of an offer to sell Notes (and tenders of Notes for purchase pursuant to the Offers will not be accepted from Noteholders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require an Offer to be made by a licensed broker or dealer and the Dealer Manager or any of its affiliates is such a licensed broker or dealer in any such jurisdiction, such Offer shall be deemed to be made by the Dealer Manager or such affiliate, as the case may be, on behalf of the Issuer in such jurisdiction.

Each Noteholder participating in an Offer will be deemed to give certain representations as set out in the section titled "Procedures for Participating in the Offers" in the Tender Offer Memorandum in respect of the United Kingdom, Italy, Belgium, France and generally. Any tender of Notes for purchase pursuant to the Offers from a Noteholder that is unable to make these representations will not be accepted.

Each of the Issuer, the Dealer Manager and the Tender Agent reserves the right, in its sole and absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to an Offer, whether any such representation given by a Noteholder is correct and, if such investigation is undertaken and as a result the Issuer determines (for any reason) that such representation is not correct, such tender or submission may be rejected.

United Kingdom. The communication of this announcement, the Tender Offer Memorandum and any other documents or materials relating to the Offers is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the Financial Services and Markets Act 2000, as amended. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Financial Promotion Order")) or persons who are within Article 43(2) of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

France. The Offers are not being made, directly or indirectly, in the Republic of France ("France") other than to qualified investors (investisseurs qualifiés) as referred to in Article L.411-2 1° of the French Code monétaire et financier and defined in Article 2(e) of Regulation (EU) 2017/1129 (as amended) (the "EU Prospectus Regulation"). Neither this announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offers have been or shall be distributed in France other than to qualified investors (investisseurs qualifiés) and only qualified investors (investisseurs qualifiés) are eligible to participate in the Offers. This announcement, the Tender Offer Memorandum and any other document or material relating to the Offers have not been and will not be submitted for clearance to nor approved by the Autorité des marchés financiers.

Belgium. None of this announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offers have been submitted to or will be submitted for approval or recognition to the Belgian Financial Services and Markets Authority (Autorité des services et marches financiers / Autoriteit financiële diensten en markten) and, accordingly, the Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids (the "Belgian Takeover Law") as amended or replaced from time to time. Accordingly, the Offers may not be advertised and the Offers will not be extended, and none of this announcement, the Tender Offer Memorandum nor any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than (i) to "qualified investors" within the meaning of Article 2(e) of the EU Prospectus Regulation and (ii) in any circumstances set out in Article 6, §4 of the Belgian Takeover Law. This announcement and the Tender Offer Memorandum have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offers. Accordingly, the information contained in this announcement and the Tender Offer Memorandum may not be used for any other purpose or disclosed to any other person in Belgium.

Italy. None of the Offers, the Tender Offer Memorandum or any other documents or materials relating to the Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB"). The Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended. Noteholders, or beneficial owners of the Notes that are located in the Republic of Italy, can tender some or all of their Notes pursuant to the Offers through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of 15 February 2018, as amended from time to time, and Legislative Decree No. 385 of 1 September 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offers.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Bank plc

Date: November 14, 2022
	By:	/s/ Catriona Meharry
	Name:	Catriona Meharry
	Title:	Treasurer